Contact:
1-800-882-0052

BlackRock Global Equity Income Trust, BlackRock World Investment Trust and BlackRock Global Opportunities Equity Trust Announce Adjournment of Meeting for Proposed Reorganization

New York, May 5, 2009 – BlackRock Advisors, LLC announced today that the joint special meeting of shareholders of BlackRock Global Equity Income Trust (NYSE:BFD), BlackRock World Investment Trust (NYSE:BWC) and BlackRock Global Opportunities Equity Trust (NYSE:BOE) was held today and has been adjourned upon shareholder motion until June 2, 2009.

The special meeting was adjourned to allow additional time to further solicit votes in connection with the proposed reorganization of each of BFD and BWC into BOE, with BOE being the surviving fund, as outlined in the Notice of Joint Special Meeting of Shareholders previously mailed to shareholders.  The reconvened special meeting of shareholders will be held at 800 Scudders Mill Road, Plainsboro, New Jersey at 9:00 a.m. on June 2, 2009.

About BlackRock

BlackRock is one of the world’s largest publicly traded investment management firms. At March 31, 2009, BlackRock’s assets under management were $1.283 trillion. The firm manages assets on behalf of institutions and individuals worldwide through a variety of equity, fixed income, cash management and alternative investment products. In addition, a growing number of institutional investors use BlackRock Solutions investment system, risk management and financial advisory services. Headquartered in New York City, as of March 31, 2009, the firm has approximately 5,200 employees in 21 countries and a major presence in key global markets, including the U.S., Europe, Asia, Australia and the Middle East. For additional information, please visit the firm’s web site at www.blackrock.com.

Forward-Looking Statements

This press release, and other statements that BlackRock or BFD, BWC or BOE (the “Funds”) may make, may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the future financial or business performance, strategies or expectations of BlackRock or the Funds.  Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.  Forward-looking statements speak only as of the date they are made, and neither BlackRock nor any of the Funds assumes a duty to or undertakes to update forward-looking statements.  Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to each Fund, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in the Fund’s net asset value; (2) the performance of the Fund’s investments; (3) the impact of increased competition; (4) the extent and timing of any distributions or share repurchases; (5) the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to the Funds or BlackRock, as applicable; and (6) BlackRock’s ability to attract and retain highly talented professionals.

The Annual and Semi-Annual Reports and other regulatory filings of the BlackRock Closed-End Funds with the SEC are accessible on the SEC's web site at www.sec.gov and on BlackRock’s web site at www.blackrock.com, and may discuss these or other factors that affect the Closed-End Funds. The information contained on our web site is not a part of this press release.

The Joint Proxy Statement/Prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the Joint Proxy Statement/Prospectus are available by calling BlackRock at (800) 882-0052 or on the SEC's web site at www.sec.gov.

# # #